

December 4, 2013

<u>Via E-Mail</u>
Lawrence Reinhold
Executive Vice President and Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

      Re: Systemax Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 14, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed April 30, 2013
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed November 5, 2013
              File No. 001-13792

Dear Mr. Reinhold:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. In the interest of reducing the number of comments, we have not issued separate comments where the facts and circumstances of a comment on your Form 10-K also apply to your Forms 10-Q. Where applicable, please also include in your responses to our comments your consideration of your disclosure and information contained within your Forms 10-Q.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2. Based on your disclosures on pages 7 and 56, we note that you experienced a significant decrease in operating and pre-tax income within your North American operations during fiscal 2012. Although we note your reference on page 24 to the "weakness" in the North American market and that you recorded material special charges during fiscal 2012 related to your North American operations, it does not appear that you adequately explain all reasons for the significant fluctuations in geographic income. Considering North America represents approximately 70% of your revenues for the periods presented, please tell us and revise your disclosures to provide more detailed reasons for these geographic trends. We believe this information should be included in your filing since it would enable investors to see the company through the eyes of management and provide them information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Selling, General and Administrative Expenses, page 25

3. Although you quantify on page 46 the significant year over year increases in net advertising expenses and significant decreases in vendor consideration received from 2010 through 2012, it does not appear you have adequately described the reasons for these movements. Identifying the intermediate effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects, may not provide sufficient insight for a reader to see the business through the eyes of management. Please tell us and revise MD&A to provide a more robust discussion for the reasons for changes in these amounts, as well as any other matters you deem relevant, and describe any known trends that you expect will have a material impact on continuing operations. Refer to Item 303(A)(3) of Regulation S-K and SEC Release No. 33-8350.

Special Charges (Gains), Net, page 26

4. We note your disclosures on pages 18 and 51 regarding your various restructuring and reorganization plans. Please revise MD&A to include a discussion of the expected effects on future earnings and cash flows resulting from the plans, such as reduced depreciation and employee expenses. Refer to SAB Topic 5.P.

Income Taxes, page 27

5. We note your disclosure on pages 22 and 27 regarding your reversal of approximately $15.1 million of valuation allowances against deferred tax assets of your French

subsidiary due to the subsidiary no longer being in a cumulative loss position. We have the following comments:

- Please tell us the gross and net of valuation allowance amounts of the related deferred tax assets as of December 31, 2010, 2011 and 2012, as well as September 30, 2013, and describe their nature.

- Please explain in detail why you believed a valuation allowance was necessary in prior periods, as well as when it was initially recorded.

- Please explain in detail the facts and circumstances existing in 2012 that you considered in assessing the realizability of the deferred tax assets and ultimately reversing the $15.1 million valuation allowance. In your response, please specifically address each of the sources of income outlined in ASC 740-10-30-18, both positive and negative evidence, as well as your assessment of how objectively verifiable the evidence was and how that impacted your evaluation.

- Please describe in detail the specific facts and circumstances that changed from prior periods that caused your change in estimate. An example and comparison of current with preceding analyses of this deferred tax asset would assist our understanding.

- Please tell us whether there was any change in this valuation allowance during the nine months ended September 30, 2013, and if so, the specific facts and circumstances considered. If there was no change, please tell us the facts and circumstances supporting this conclusion as well.

Financial Condition, Liquidity and Capital Resources, page 27

6. We note your disclosure on page 57 that you have not provided for federal income taxes applicable to the undistributed earnings of your foreign subsidiaries as you consider these earnings to be indefinitely reinvested. Please explain or revise to disclose:

- the amount of cash and short term investments held by your foreign subsidiaries and a statement that these funds are not readily available to the U.S. parent company;

- a statement that you would need to accrue and pay taxes if repatriated; and

- a statement that you do not intend to repatriate the funds.

Additionally, please revise to include qualitative disclosure of the impact, if any, of the decision to indefinitely reinvest earnings in foreign tax jurisdictions on your liquidity and capital resources, such as the payment of dividends or the satisfaction of potential future material domestic obligations. Please ensure that your financial statement footnotes provide all disclosures required by ASC 740-30-50-2.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

11. Commitment, Contingencies and Other Matters, page 58

7. We note your disclosures that you are involved with various lawsuits, claims, investigations and proceedings. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these matters, please provide the applicable disclosures required by ASC 450-20-50. In particular, please revise your disclosures to provide the amount or range of reasonably possible losses in excess of amounts accrued, disclose that any such reasonably possible losses in addition to the amount accrued is not quantitatively material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated.

12. Segment and Related Information, page 59

8. You disclose you evaluate segment performance based on income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes. Please explain or revise to report this measure as required by ASC 280-10-50-22 and -27.

Schedule II – Valuation and Qualifying Accounts

9. We note that you present a combined rollforward for your allowance for sales return and allowance for doubtful accounts. Please address the following items:

- Please separately present an allowance for sales returns and an allowance for doubtful accounts, or tell us why you believe a combined presentation is appropriate.

- In regards to your allowance for sales returns, please tell us if you record the reduction in revenues based on the gross profit of the related transactions or based on the total estimated revenue related to estimated returns with a related credit to cost of sales. See ASC 605-15-25-1 and 605-15-45-1.

- Present activity within your rollforward on a gross basis.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

2012 NEO Cash Bonus Plan, page 29

10. With a view towards improving future disclosure, for each financial goal (i.e., the Adjusted Operating Income Growth goal and the Sales Growth goal), please provide us with the following information:

- The growth target;

- Your actual performance with respect to the target;

- The calculations you made to measure growth; and

- For the Adjusted Operating Income Growth goal, the adjustments that were made to operating income for the purpose of defining the goal.

We note your statements on page 25 concerning targets and confidentiality. Please note that there does not appear to be a basis for asserting confidentiality with respect to the financial goals for 2012. In this regard, we note that the Adjusted Operating Income Growth goal is based directly on changes in your operating income and the Sales Growth goal is based directly on changes in your revenue, and both of these measures are required to be disclosed—and are disclosed—in your financial statements.

11. With a view towards improving future disclosure, please tell us how the compensation committee assessed performance with respect to the non-financial goals. In doing so, please tell us what the committee determined the payout level should be for each of the two aggregated categories of non-financial goals (i.e., Strategic Accomplishments and Corporate Governance) and describe the analysis the committee undertook to determine the payout levels.

12. We note the amounts shown in the Summary Compensation Table for 2012 in the Non-Equity Incentive Plan Compensation column. With a view towards improving future disclosure, please explain to us, in detail, how you calculated those amounts.

Compensation of NEOs in 2012, page 33

13. We note that your Compensation Committee exercised discretion under the 2012 Bonus Plan to defer or eliminate certain of the original strategic goals, resulting in full payout of

the portion of the bonus allocated to non-financial goals. With a view to improving future disclosure, please clarify for us what the Committee considered in making its determination and why they took into account those particular factors.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

4. Special Charges, Net, page 10

14. We note your disclosure on pages 10, 14 and 16 related to your restructuring plans and your disclosure of $16.5 million of charges incurred during the nine months ended September 30, 2013 related to your Technology Products segment. Please reconcile the amounts presented within the paragraph preceding your table detailing the associated liabilities related to the Technology Products segment with the amounts charged to expense within that table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Dieter King, Legal Branch Chief at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief